ALTI Private Equity Access Fund

October 5, 2022

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Sutcliffe:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 8, 2022 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	General comment: Please fill-in all blanks, brackets and missing information sufficiently in advance of effectiveness for SEC review.

We completed most of the blanks and brackets. There are a couple that will need to be updated to reflect the date of effectiveness/operation for the Fund.

2.	Please provide a draft legality opinion sufficiently in advance of effectiveness for SEC review.

The draft legality opinion from our counsel is attached to this letter for your review.

3.	Reissue initial comment #7 (replacing “transaction consultant” with “private equity investors”). [To be discussed on our adviser’s call.]

Please let us know if there are any remaining questions or concerns following the Fund’s discussion with Staff on August 19, 2022.

4.	Does the Fund have exemptive relief to operate as a multi-class fund? Please provide an explanation.

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The Fund plans to request exemptive relief from the SEC staff to operate as a multi-class closed-end fund. The Fund proposes to offer two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), as further described in the prospectus. Class A Shares would be offered at the Fund’s current net asset value with a sales load of up to 3.5%. Class I Shares would be offered at the Fund’s current net asset value without a sales load.

The requested exemptive relief to offer multiple classes of shares would be subject to the following requirements:

1.	Shares will be offered continuously at the Fund’s current net asset value;

2.	The proposed allocation of expenses and voting rights across the multiple classes of Shares relating to distribution and service fees will not discriminate against any group of shareholders;

3.	The Fund will disclose in its prospectus all fees, expenses and characteristics of each class of Shares offered for sale, as well as fund expenses borne by shareholders during the reporting period in shareholder reports and describe any arrangements resulting in breakpoints in sales loads, as is similarly required for open-end multi-class funds;

4.	The Fund will comply with any requirements that the SEC or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to the Fund; and

5.	Any Distribution and Service Plan pertaining to each class of Shares would be approved by the Board of Trustees, a majority of which are not “interested persons” (as defined by the 1940 Act) of the Fund.

The SEC staff has granted similar exemptive relief to other closed-end funds with similar characteristics to the Fund.1

5.	Does the Fund have exemptive relief with respect to co-investments? Please provide an explanation. [Connected with comment #3]

We do not believe exemptive relief is needed for this structure as we discussed with the Staff on August 19, 2022.

6.	On page 1, please add parenthetical providing definition of “J-curve issues” on the prospectus cover page. [Move up explanation]

1 See, e.g., Federated Hermes Project and Trade Finance Tender Fund and Federated Investment Management Company, Inv. Co. Act. Rel. Nos. 34621 (June 22, 2022) (Notice) and 34650 (July 19, 2022) (Order); John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Act. Rel. Nos. 34491 (January 31, 2022) (Notice) and 34524 (March 3, 2022) (Order); The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order).

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The Fund has updated the Registration Statement as requested.

7.	Please provide explanation how initial three year ramp up period is in accordance and consistent with Guide 1 of Form N-2

The "ramp up period" language has been adjusted to indicate the initial investment period to alleviate any confusion. he Fund expects to have an initial period of subscriptions which will be invested into private equity investments as appropriate.

8.	Please explain how the repurchase plan complies with Section 23(c).

The Fund revised the Registration Statement to clarify that the repurchase plan will comply with Section 23(c) and adjusted items as needed.

9.	On page 2, please explain what facts or circumstances will fall within a lawful assignment of shares to a new investor by an existing investor.

The Fund has updated the Registration Statement as requested.

10.	On page 2, please update the date of the Statement of Additional Information.

The Fund has updated the Registration Statement as requested.

11.	On page 2, add cross reference to the minimum investment footnote with the more detailed explanation in the back of the prospectus.

The Fund has updated the Registration Statement as requested.

12.	Update CIO $16 billion in private equity investments as necessary.

The Fund has updated the Registration Statement as requested.

13.	On page 1, please lowercase “Co-Investment Opportunities.”

The Fund has updated the Registration Statement as requested.

14.	On page 4, disclosure indicates that initial ramp up period can be for three years. It is unclear how the 80% test is reasonable to the extent a sub-adviser maintains exposure to public equities, cash and options that generate a return profile that is similar to the U.S. buyout segment of the private equity market. Please explain. [Relates to comment #7]

The "ramp up period" language has been adjusted to indicate the initial investment period to alleviate any confusion. he Fund expects to have an initial period of subscriptions which will be invested into private equity investments as appropriate.

15.	On page 4, please explain “spreads and straddles” in plain English.

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The Fund has updated the Registration Statement as requested.

16.	On page 5, please lowercase “Deal Flow Sources.”

The Fund has updated the Registration Statement as requested.

17.	On page 6, please specify or provide a range of the potential carried interest charges.

The Fund has updated the Registration Statement as requested.

18.	On page 11, please clarify the following sentence: “In the event of a pandemic or an outbreak, there can be no assurance that we or our and our investment funds’ and portfolios’ service providers will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons.”

The Fund has updated the Registration Statement as requested.

19.	On page 12, please clarify the following sentences: “The Expense Limitation Agreement will remain until the second anniversary of the Fund, unless and until the Board approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The expense reimbursement agreement will terminate 120 days after the Fund’s first fiscal year-end.”

Completed.

20.	On page 14, with reference to the following sentence: “In addition, the Fund may cause the repurchase of an investor’s shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund” – we ask that the Fund remove this language and replace it stating that involuntary redemptions will be conducted consistent with Rule 23(c)(2).

The Fund has updated the Registration Statement as requested.

21.	In accordance with Item 9.1.C, please provide required information about the portfolio manager of the Adviser and the Sub-adviser over the past five years.

The Fund added Sheryl Schwartz’s bio to the Registration Statement. As the Chief Investment Officer, she will be the portfolio manager of the Adviser. The Fund has also added biographical information for the portfolio managers of the Sub-Advisor, John Lidington and Charles Liu. Please let us know if additional information is needed.

22.	In the “Summary of Fund Expenses,” the disclosure above indicates that advisory fee is 1% on an annualized basis. Please explain or revise in the “Summary of Fund Expenses” section. Please also explain how the Fund pays 0.65% to the Sub-adviser on an annualized basis with reference to the summary description above.

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The Fund has updated the Registration Statement as requested.

23.	On page 16, Footnote 2 “Other Expenses” – please revise to note that expenses are estimated for the current fiscal year.

The Fund has updated the Registration Statement as requested.

24.	On page 18-19 (investment objective), please include disclosure on how the Fund mitigates the traditional private investing issues disclosed.

The Fund has updated the Registration Statement as requested.

25.	On page 19, please discuss the risk that the Fund’s minority share in an aggregator becomes a majority share along with any attendant risks that may result. If there is no risk of this occurring and no attendant risks, please explain why.

The Fund has updated the Registration Statement as requested.

26.	On page 22 (private equity investors), please update $25.5 billion to a more recent period.

The Fund has updated the Registration Statement as requested.

27.	On page 22, with reference to the “exclusive” access sentence, please explain whether access is truly exclusive or please revise.

The language has been adjusted to reflect a priority access whenever possible.

28.	On page 27, please lowercase “Sponsor.”

The Fund has updated the Registration Statement as requested.

29.	On page 34 (Fees and Expenses), please reconcile the high end of the administrative fee range (1.1%) throughout the prospectus.

The Fund has updated the Registration Statement as requested.

30.	On page 41, with respect to “and all opportunities that fit into this category will be presented to the ALTI Fund before any other investor,” please confirm that the opportunities presented to the Fund will be before any other investor.

The language has been adjusted to reflect a priority access whenever possible.

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31.	On page 45 (repurchases of shares), please delete “sole discretion of the Fund” in the second bullet. With reference to prompt payment, the Staff permits funds relying on Rule 13(e)(4) to follow a redemption process where investors receive 95% of redemption proceeds up to 65 days after the expiration date of the offer and receive the remaining 5% two business days after the date of the Fund’s annual audit. Please revise this section to comply.

The Fund has updated the Registration Statement as requested.

32.	In the SAI on page 1, please conform the investment objective description with the investment objective description in the prospectus.

The Fund has updated the Registration Statement as requested.

33.	In the SAI on page 10 (lack of control), please remove duplicative paragraph or on the prior page.

The Fund has updated the Registration Statement as requested.

34.	In the SAI on page 26 (portfolio construction), with respect to the following sentence: “It is anticipated that the portfolio composition will be approximately half in small-mid market deals and half in the larger deals (by number of deals),” please add breakdown to the prospectus.

The Fund deleted the noted sentence as this description was no longer accurate given other adjustments in the Registration Statement.

35.	In the SAI on page 38 (fair value and adjustment), will the Board and the Adviser review the methodologies of the Sub-adviser and private equity co-investors? Please disclose if so and if not, why not?

The section states that the Adviser will review the valuations and methodocologies but does not have the ability to independently validate the accuracy. Since many of the holdings will be in privately held companies, there are not independent source available to compare against.

36.	In the SAI on page 38 (fair value and adjustment), is this section fully representative of the valuation procedures approved by the Board? If not, please disclose those procedures.

The section is representative of the vauation procedures.

37.	In the SAI on page 38 (fair value and adjustment), please disclose in detail the Board’s oversight of the valuation committee of the Adviser.

The Fund updated the noted section to add more details regarding Board oversight. Please let us know if you have additional questions.

38.	In the SAI on page 38 (fair value and adjustment), please provide a discussion of any procedures involving valuation “at cost.”

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The Advisor will value an investment initially at cost until more detailed valuations are provided by the Private Equity Investor or additional market information is available.

39.	In the SAI on page 38 (fair value and adjustment), to the extent foreign securities may be involved, please discuss valuation thereof.

The Fund updated the noted section to clarify that all securities will be valued similarly whether foreign or domestic.

40.	In the SAI on page 41 (breakpoints), please clarify the 0% for the dollar range above $5 million with the prospectus disclosure.

The Fund has updated the Registration Statement as requested.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo, Esq.

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 mayerbrown.com
[ ], 2022
ALTI Private Equity Access Fund 175 Varick Street New York, NY 10014

Re: ALTI Private Equity Access Fund – Registration Statement on Form N-2

Ladies and Gentlemen:

We have acted as counsel to ALTI Private Equity Access Fund, a Delaware statutory trust (the “Fund”), in connection with the preparation and filing of a Registration Statement on Form N-2 (File Nos. 333-235545; 811-23501) as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 17, 2019 under the Securities Act of 1933, as amended (the “Securities Act”), and under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and as subsequently amended on or about the date hereof (the “Registration Statement”), relating to the proposed issuance by the Fund of shares of beneficial interest, no par value (the “Shares”). This opinion letter is being furnished to the Fund in accordance with the requirements of Item 25 of Form N-2 under the Investment Company Act, and no opinion is expressed herein as to any matter other than as to the legality of the Shares.

In rendering the opinion expressed below, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Fund and others, and such other documents as we have deemed necessary or appropriate as a basis for rendering this opinion, including the following documents (collectively, the “Documents”):

(i)	the Registration Statement;

(ii)	the Certificate of Trust of the Fund;

(iii)	the Bylaws of the Fund;

(iv)	a certificate of good standing with respect to the Fund issued by the Secretary of State of the State of Delaware as of a recent date; and

(v)	resolutions of the Board of Trustees of the Fund (the “Board of Trustees”) relating to, among other things, the authorization and issuance of the Shares.

As to the facts upon which this opinion is based, we have relied, to the extent we deem proper, upon certificates of public officials and certificates and written statements of officers, directors, employees and representatives of the Fund.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as original documents and the conformity to original documents of all documents submitted to us as copies. In addition, we have assumed (i) the legal capacity of natural persons and (ii) the legal power and authority of all persons signing on behalf of the parties to all documents (other than the Fund).

On the basis of the foregoing and subject to the assumptions and qualifications set forth in this letter, we are of the opinion that when the Shares are (i) issued and delivered against receipt by the Fund of payment therefor at a price per Share not less than the par value per Share as contemplated by the Registration Statement and the prospectus contained therein, and (ii) if applicable, countersigned by the transfer agent, the Shares will be validly issued, fully paid and nonassessable.

Please note that we are opining only as to the matters expressly set forth herein, that no opinion should be inferred as to any other matter. We are opining herein as to the Statutory Trust Act of the State of Delaware and judicial interpretations as in effect on the date hereof, and we express no opinion with respect to any other laws, statutes, rules or regulations. This opinion is based upon currently existing laws, statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

It is understood that this opinion is to be used only in connection with the offer and sale of Shares while the Registration Statement is in effect. We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Mayer Brown LLP